SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                Amendment No. 1*


                           Tappan Zee Financial, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
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                         (Title of Class of Securities)

                                   876067-10-9
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).1

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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1 Pursuant to Exchange Act Release 34-37692, a filing fee is no longer required in connection with the initial filing of the Schedule 13G.


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CUSIP No.  876067-10-9                13G                     Page 2 of 6 Pages
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1            NAME OF REPORTING PERSON
             SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

                Employee Stock Ownership Plan Trust of Tappan Zee
                Financial, Inc. and Certain Affiliates

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3            SEC USE ONLY
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4            CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware Corporation's employee benefit plan organized in New
                York
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                           5           SOLE VOTING POWER

                                                 0
                         -------------------------------------------------------
 NUMBER OF                 6           SHARED VOTING POWER
   SHARES
BENEFICIALLY                                  109,416
  OWNED BY               -------------------------------------------------------
    EACH                   7           SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                        0
    WITH                 -------------------------------------------------------
                           8           SHARED DISPOSITIVE POWER

                                              129,600
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9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              129,600
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10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                 / /
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11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                8.4% of 1,539,062 shares of Common Stock outstanding as of December 31, 1996
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12           TYPE OF REPORTING PERSON*

                                                EP
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 3 of 6 pages

                                    ITEM 1(a)

NAME OF ISSUER:   Tappan Zee Financial, Inc. ("Company")


                                    ITEM 1(b)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:      75 North Broadway
                                                     Tarrytown, NY  10591-0187


                                    ITEM 2(a)

NAME OF PERSON FILING:         Employee Stock Ownership Plan Trust of
                               Tappan Zee Financial, Inc. and Certain Affiliates
                               Trustee:      Marine Midland Bank
                                             250 Park Avenue
                                             New York, NY 10177


                                    ITEM 2(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:           75 North Broadway
                                                Tarrytown, NY  10591-0187


                                    ITEM 2(c)

CITIZENSHIP:               U.S.A.


                                    ITEM 2(d)

TITLE OF CLASS OF SECURITIES:          Common Stock, par value $.01 per share
                                       ("Common Stock")


                                    ITEM 2(e)

CUSIP NUMBER:              876067-10-9


                                     ITEM 3

The person filing is an:

                           (f) |X| Employee Benefit Plan, or pension fund which
is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund.




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                                                               Page 4 of 6 pages

                                     ITEM 4


OWNERSHIP:

                 The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1996. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

         (a)  AMOUNT BENEFICIALLY OWNED. . . . .              129,600

         (b)  PERCENT OF CLASS . . . . . . . . . . . .          8.4%

         (c)  NUMBER OF SHARES AS TO WHICH
              SUCH PERSON HAS:

                 (i)   SOLE POWER TO VOTE OR TO
                       DIRECT THE VOTE . . . . . . . . .            0

                 (ii)  SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .       109,416

                 (iii) SOLE POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF . . . . .               0

                 (iv)  SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .        129,600

The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by Marine Midland Bank, as Plan Trustee, as of December 31, 1996. As of December 31, 1996, 20,184 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 109,416 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee as indicated by the ESOP Committee, has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the


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                                                               Page 5 of 6 pages


Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.


                                     ITEM 5
Not applicable

                                     ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are. at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.


                                     ITEM 7

Not applicable


                                     ITEM 8

Not applicable


                                     ITEM 9

Not applicable


                                     ITEM 10

CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                               Page 6 of 6 pages


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     2/4/97
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                                     (Date)


EMPLOYEE STOCK OWNERSHIP PLAN OF TAPPAN ZEE FINANCIAL, INC.
 AND CERTAIN AFFILIATES

         By:  Marine Midland Bank, as Trustee

         By:  /s/ James Esposito
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                                   (Signature)

              James Esposito, Vice President
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                                   (Name/Title)